Exhibit 21.1

Subsidiaries of the Registrant

Name of Company	Jurisdiction of Incorporation

Recall Studios, Inc.	Nevada

York Productions, LLC (1)	Florida

York Productions II, LLC (1)	Florida

NameGames, LLC	New York

(1) 60% owned by the registrant.